EXHIBIT 12
HASBRO, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
Fiscal Years Ended in December
(Thousands of Dollars)

	2007	2006	2005	2004	2003
Earnings available for fixed charges:
Net earnings	$333,003	230,055	212,075	195,977	157,664
Add:
Cumulative effect of accounting change	—	—	—	—	17,351
Fixed charges	46,917	39,055	42,394	43,890	68,467
Taxes on income	129,379	111,419	98,838	64,111	69,049

Total	$509,299	380,529	353,307	303,978	312,531

Fixed charges:
Interest expense	$34,618	27,521	30,537	31,698	52,462
Rental expense representative of interest factor	12,299	11,534	11,857	12,192	16,005

Total	$46,917	39,055	42,394	43,890	68,467

Ratio of earnings to fixed charges	10.86	9.74	8.33	6.93	4.56